SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             General Housewares Corp.
                                 (Name of Issuer)

                         Common Stock, par value $.33-1/3
                          (Title of Class of Securities)

                                    370073108
                                  (Cusip Number)

                           John A. (Pete) Bricker, Jr.
                           1601 Elm Street, Suite 4000
                               Dallas, Texas  75201
                                 (214)720-1688
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person:

         Sandera Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 236,800
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 236,800

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         236,800

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 6.2%

14.      Type of Reporting Person: PN

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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, par value $.33-1/3 per share (the "Stock"), of General Housewares Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 1536 Beech Street, Terre Haute, Indiana 47804.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Sandera Partners, L.P., a Texas limited partnership (the "Reporting Person"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sandera Capital Management, L.P., a Texas limited partnership ("SCM"), Sandera Capital, L.L.C., a Texas limited liability company ("Capital"), John A. (Pete) Bricker, Jr. ("Bricker"), Clark K. Hunt (C. Hunt), Mark E. Schwarz ("Schwarz"), Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt Financial"), Hunt Financial Group, L.L.C., a Delaware limited liability company ("Hunt Group"), J.R. Holland, Jr. ("Holland"), and Lamar Hunt, ("L. Hunt"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Person

         The Reporting Person is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of the Reporting Person, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.


         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         SCM is a Texas limited partnership, the principal business of which is serving as the general partner of the Reporting Person and activities related thereto.

         Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Bricker, C. Hunt and Schwarz are the Managers of Capital; and Bricker (President) and C. Hunt (Vice-President and Secretary) are its principal officers.

         Bricker's principal occupation or employment is serving as the President of Capital. The principal occupation of each of C. Hunt and Schwarz is financial management.

         Hunt Financial is a Texas limited partnership, the principal business of which is financial management.

         Hunt Group is a Delaware limited liability company, the principal business of which is serving as the general partner of Hunt Financial and activities related thereto. Holland, C. Hunt and L. Hunt are the Managers of the Hunt Group; and Holland (President) and C. Hunt (Vice-President)are its principal officers.

         The principal occupation or employment of each of Holland and L. Hunt is financial management.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

         SOURCE OF FUNDS          AMOUNT OF FUNDS

         Working Capital (1)      $ 2,524,271.76

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired and continues to hold the shares of the Stock reported herein because it believes there are unexploited opportunities to increase the shares' value. These opportunities may take the form of improving the efficiency of the Issuer's business; growing the Issuer's business, either internally or through acquisitions; or selling or liquidating the Issuer's business. The Reporting Person hopes to work with the Issuer's management and the Board of Directors to identify, evaluate and pursue such opportunities such that the shares' value is maximized.

         Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire in the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Reporting Persons

         Pursuant to Rule 13d-3(a), the Reporting Person is the beneficial owner of 236,800 shares of the Stock, which constitutes approximately 6.2% of the 3,818,303 shares of the Stock outstanding.




         Controlling Persons

         Each of (1) SCM, as the sole general partner of the Reporting Person, and (2) Capital, as the sole general partner of SCM, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 236,800 shares of the Stock, which constitutes approximately 6.2% of the 3,818,303 shares of the Stock outstanding.

         In their capacities as controlling persons of Capital, each of (1) Bricker, (2) C. Hunt, and (3) Schwarz, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 236,800 shares of the Stock, which constitutes approximately 6.2% of the 3,818,303 shares of the Stock outstanding.

         Each of (1) Hunt Financial, as the majority equity owner of Capital, and Hunt Group, as the sole general partner of Hunt Financial, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 236,800 shares of the Stock, which constitutes approximately 6.2% of the 3,818,303 shares of the Stock outstanding.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 236,800 shares of the Stock, which constitutes approximately 6.2% of the 3,818,303 shares of the Stock outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Person

         Acting through its general partner, SCM, the Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 236,800 shares of the Stock.

         Controlling Persons

         Acting through its general partner, Capital, SCM has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 236,800 shares of the Stock.

         In their capacities as controlling persons of Capital, each of (1) Bricker, (2) C. Hunt, and (3) Schwarz has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 236,800 shares of the Stock.

         Each of (1) Hunt Financial, as the majority equity owner of Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 236,800 shares of the Stock.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt has the shared power to vote or to direct the vote and to dispose or direct the disposition of 236,800 shares of the Stock.

         (c)

         During the last 60 days, the Reporting Person has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:


                        NUMBER OF      PRICE PER
         DATE           SHARES         SHARE

         02/17/98       12,100         $10.56
         03/02/98       16,000         $11.27
         03/03/98        3,000         $11.28
         03/04/98        3,500         $11.29
         03/30/98       12,000         $11.45
         04/08/98       50,000         $11.02

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.
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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

         DATED:     April 17, 1998



                        SANDERA PARTNERS, L.P.


                           By: Sandera Capital Management, L.P., its
                               general partner


                             By: Sandera Capital, L.L.C., its
                                 general partner


                                By: /s/ John A. Bricker, Jr.
                                  John A. (Pete) Bricker, Jr., President











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EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement and Power of Attorney pursuant to Rule
              13d-1(k)(1)(iii), filed herewith.